SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                      the Securities Exchange Act of 1934


           Report on Form 6-K the period from 17 July to 28 July 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:
     1. A notification dated 17 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 14 July 2006 the Company had 514,488,080 Ordinary shares in issue.

     2. A notification dated 18 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 17 July 2006 the Company had 514,496,080 Ordinary shares in issue.
     3. A notification dated 19 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 18 July 2006 the Company had 514,501,580 Ordinary shares in issue.
     4. A notification dated 19 July 2006 advising that Deutsche Bank AG have a 5.08% interest in the issued Ordinary share capital of the Company.
     5. A notification dated 20 July 2006 advising that Credit Suisse have a 8.85% interest in the issued Ordinary share capital of the Company.
     6. A notification dated 21 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 20 July 2006 the Company had 514,545,137 Ordinary shares in issue.
     7. A notification dated 21 July 2006 advising that Credit Suisse have a 9.19% interest in the issued Ordinary share capital of the Company.
     8. A notification dated 24 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 21 July 2006 the Company had 514,568,028 Ordinary shares in issue.
     9. A notification dated 24 July 2006 advising that documents related to the recommended cash offer by Linde AG for The BOC Group plc have been submitted to the UK Listing Authority's Document Viewing Facility.
     10. A notification dated 24 July 2006 advising that Barclays Bank PLC have a 4.92% interest in the issued Ordinary share capital of the Company.
     11. A notification dated 26 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 25 July 2006 the Company had 514,632,770 Ordinary shares in issue.
     12. A notification dated 26 July 2006 advising that Barclays Bank PLC have a 3.77% interest in the issued Ordinary share capital of the Company.
     13. A notification dated 28 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 27 July 2006 the Company had 514,646,964 Ordinary shares in issue.
     14. A notification dated 28 July 2006 advising that The BOC Group plc will be announcing its results for the nine months ended 30 June 2006 on Wednesday 2 August 2006.
     15.  A notification dated 28 July 2006 in accordance with Rules 8.1(a) and
          (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
     16. A notification dated 28 July 2006 advising of the publication of the Supplementary Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme incorporating by reference the Scheme Document in respect of the proposed recommended cash acquisition of The BOC Group plc by Linde AG.
     17. A notification dated 28 July 2006 advising that ABN Amro Bank NV London Branch have a 5.05% interest in the issued Ordinary share capital of the Company.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 17 JULY 2006
                  AT 08.59 HRS UNDER REF: PRNUK-1707060859-ADAB



17 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 14 July 2006 it had in issue 514,488,080 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 18 JULY 2006
                  AT 08.56 HRS UNDER REF: PRNUK-1807060855-3ED5



18 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 17 July 2006 it had in issue 514,496,080 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 19 JULY 2006
                  AT 08.53 HRS UNDER REF: PRNUK-1907060852-1C84



19 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 18 July 2006 it had in issue 514,501,580 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 19 JULY 2006
                  AT 17.02 HRS UNDER REF: PRNUK-1907061700-CAF0


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                            2.   Name of shareholder having a major interest

--------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                               DEUTSCHE BANK AG

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that           4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder                  holder, the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
--------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A PARTY                         SEE ADDITIONAL INFORMATION.
     NAMED IN 2  ABOVE.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued       7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of stock          class                           of stock disposed
     acquired
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                          10.  Date of transaction        11.  Date company informed

--------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                     19 JULY 2006                    19 JULY 2006

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                  13.  Total percentage holding of issued class following this notification
--------------------------------------------------------------------------------------------------------------------------------
     26,119,919                                                      5.08%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                 15.  Name of contact and telephone number for queries

--------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 19 JULY 2006, THE BOC GROUP plc               SARAH LARKINS HAS BEEN
     ADVISED THAT DEUTSCHE BANK AG HOLDS A 5.08%                     ASSISTANT COMPANY SECRETARY
     (PREVIOUSLY 4.15%) INTEREST IN THE ORDINARY                     01276 807383
     SHARE CAPITAL OF THE COMPANY.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

--------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

--------------------------------------------------------------------------------------------------------------------------------

Date of notification   19 JULY 2006

--------------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 20 JULY 2006
                  AT 16.56 HRS UNDER REF: PRNUK-2007061653-F9BE


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                            2.   Name of shareholder having a major interest

--------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                               CREDIT SUISSE

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that           4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder                  holder, the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
--------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF THE PARTY                            CREDIT SUISSE SECURITIES (EUROPE) LIMITED - 44,523,453
     NAMED IN 2 ABOVE                                                CREDIT SUISSE INTERNATIONAL - 1,004,321
                                                                     CREDIT SUISSE SECURITIES (USA) LLC - 5,600
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued       7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of stock          class                           of stock disposed
     acquired
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                          10.  Date of transaction        11.  Date company informed

--------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                     18 JULY 2006                    20 JULY 2006

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                  13.  Total percentage holding of issued class following this notification
--------------------------------------------------------------------------------------------------------------------------------
     45,533,374                                                      8.85%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                 15.  Name of contact and telephone number for queries

--------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 20 JULY 2006, THE BOC GROUP plc               SARAH LARKINS HAS BEEN
     ADVISED THAT CREDIT SUISSE HOLDS A 8.85%                        ASSISTANT COMPANY SECRETARY
     (PREVIOUSLY 9.13%) INTEREST IN THE ORDINARY SHARE               01276 807383
     CAPITAL OF THE COMPANY.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

--------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

--------------------------------------------------------------------------------------------------------------------------------

Date of notification 20 JULY 2006

--------------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 21 JULY 2006
                  AT 09.02 HRS UNDER REF: PRNUK-2107060901-E98B



21 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 20 July 2006 it had in issue 514,545,137 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 21 JULY 2006
                  AT 14.57 HRS UNDER REF: PRNUK-2107061455-501E


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                            2.   Name of shareholder having a major interest

--------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                               CREDIT SUISSE

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that           4.   Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder                 holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
--------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF THE PARTY                            CREDIT SUISSE SECURITIES (EUROPE) LIMITED - 46,276,069
     NAMED IN 2 ABOVE                                                CREDIT SUISSE INTERNATIONAL - 1,004,321
                                                                     CREDIT SUISSE SECURITIES (USA) LLC - 6,800
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued       7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of stock          class                           of stock disposed
     acquired
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                          10.  Date of transaction        11.  Date company informed

--------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                     19 JULY 2006                    21 JULY 2006

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                  13.  Total percentage holding of issued class following this notification
--------------------------------------------------------------------------------------------------------------------------------
     47,287,190                                                      9.19%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                 15.  Name of contact and telephone number for queries

--------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 21 JULY 2006, THE BOC GROUP plc               SARAH LARKINS HAS BEEN
     ADVISED THAT CREDIT SUISSE HOLDS A 9.19%                        ASSISTANT COMPANY SECRETARY
     (PREVIOUSLY 8.85%) INTEREST IN THE ORDINARY SHARE               01276 807383
     CAPITAL OF THE COMPANY.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

--------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

--------------------------------------------------------------------------------------------------------------------------------

Date of notification 21 JULY 2006

--------------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 24 JULY 2006
                  AT 08.56 HRS UNDER REF: PRNUK-2407060855-56A5




24 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 21 July 2006 it had in issue 514,568,028 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 24 JULY 2006
                  AT 09.20 HRS UNDER REF: PRNUK-2407060918-1964



24 July 2006

THE BOC GROUP plc - SCHEME DOCUMENT, FORMS OF PROXY AND LOAN NOTE FORM OF
ELECTION

Copies of the above documents relating to the recommended cash offer by Linde AG for The BOC Group plc have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7066 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 24 JULY 2006
                  AT 16.13 HRS UNDER REF: PRNUK-2407061610-A599


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                            2.   Name of shareholder having a major interest

     THE BOC GROUP plc                                               BARCLAYS BANK PLC - 5,895,081
                                                                     BARCLAYS CAPITAL SECURITIES LTD - 1,369,174
                                                                     BARCLAYS LIFE ASSURANCE CO LTD - 830,642
                                                                     BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD - 185,105
                                                                     BARCLAYS CAPITAL INC - 10,540
                                                                     BARCLAYS PRIVATE BANK AND TRUST LTD - 4,220
                                                                     BARCLAYS GLOBAL INVESTORS LTD - 6,203,483
                                                                     BARCLAYS GLOBAL FUND ADVISORS - 1,589,159
                                                                     BARCLAYS GLOBAL INVESTORS CANADA LTD - 36,236
                                                                     BARCLAYS GLOBAL INVESTORS JAPAN LTD - 211,393
                                                                     BARCLAYS GLOBAL INVESTORS, N.A. - 5,571,007
                                                                     BARCLAYS PRIVATE BANK AND TRUST LTD - 163
                                                                     BARCLAYS BANK TRUST COMPANY LTD - 66,129
                                                                     GERRARD LTD - 2,744,827
                                                                     BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING - 576,906
                                                                     BARCLAYS PRIVATE BANK LTD - 5,960
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that           4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder                  holder, the number of shares held by each of them
     named in 2 above or in respect of a non-
     beneficial interest or in the case of an
     individual holder if it is a holding of that                    SEE ATTACHED SCHEDULE.
     person's spouse or children under the age of 18

     NOTIFICATION IN RESPECT OF PARTIES
     NAMED IN 2 ABOVE.


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued       7.   Number of                  8.   Percentage of issued class
     shares/amount of                class                           shares/amount of stock
     stock acquired                                                  disposed



--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                          10.  Date of transaction        11.  Date company informed

                                                                     20 JULY 2006                    24 JULY 2006
     ORDINARY SHARES OF 25P EACH


--------------------------------------------------------------------------------------------------------------------------------


                                                                   Page 12 of 30

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                  13.  Total percentage holding of issued class following this notification

     25,300,025                                                      4.92%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                 15.  Name of contact and telephone number for queries

     IN A LETTER DATED 21 JULY 2006, THE BOC GROUP plc               CAROL HUNT
     HAS BEEN ADVISED THAT BARCLAYS PLC HOLDS A 4.92%                DEPUTY COMPANY SECRETARY
     (PREVIOUSLY 3.72%) INTEREST IN THE ORDINARY SHARE               01276 807759
     CAPITAL OF THE COMPANY.

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

     CAROL HUNT

--------------------------------------------------------------------------------------------------------------------------------

Date of notification ___24 JULY 2006_________

--------------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 20 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 25,300,025 Ordinary shares of 25p each in The BOC Group plc.


--------------------------------------------------------------------------------
Registered Holder                       Account Information            Holding
--------------------------------------------------------------------------------
Bank of Ireland                               426360                    2,619
--------------------------------------------------------------------------------
Bank of New York                                                       36,101
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                     1,342,969
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                      26,205
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                     5,895,081
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                       7,740
--------------------------------------------------------------------------------
Barclays Capital Securities Ltd.                                        2,800
--------------------------------------------------------------------------------
Barclays Global Investors Canada                                       36,236
--------------------------------------------------------------------------------
Barclays Trust Co & Others                                              2,036
--------------------------------------------------------------------------------
Barclays Trust Co DMC69                                                13,500
--------------------------------------------------------------------------------
Barclays Trust Co R69                                                  50,593
--------------------------------------------------------------------------------
BNP Paribas                                                            21,721
--------------------------------------------------------------------------------
Chase Nominees Ltd                             16376                   248,661
--------------------------------------------------------------------------------
Chase Nominees Ltd                             20947                  1,955,456
--------------------------------------------------------------------------------
Chase Nominees Ltd                             28270                   31,531
--------------------------------------------------------------------------------
Chase Nominees Ltd                             28270                   166,116
--------------------------------------------------------------------------------
CIBC Mellon Global Securities                                          16,366
--------------------------------------------------------------------------------
Clydesdale Nominees HGB0125                 00068640801                 2,520
--------------------------------------------------------------------------------
Clydesdale Nominees HGB0225                 00120146302                 1,700
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      603856                    2,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      608459                     250
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      611717                     925
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      615411                     500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      617906                     800
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      635860                     500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      639311                    1,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      643975                    1,500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      653035                    1,400
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      658574                     575
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      658729                     630
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      660968                    1,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      770101                    2,850
--------------------------------------------------------------------------------
Greig Middleton Nominees Limited (GM1)                                 290,934
--------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)           126066DA                   1,000
--------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)           220805DN                  20,500
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           14,500
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           122,148
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          1,271,080
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           159,761
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           21,670
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           87,344
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                            1,997
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           30,662
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           28,623
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           109,319
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                            2,695
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           834,612
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           354,888
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           515,486
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          2,623,976
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           131,096
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                            3,973
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           46,970
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                            8,145
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                            57,729
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16331                   107,185
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Registered Holder                       Account Information            Holding
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16338                   30,522
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16341                   74,750
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16341                   281,092
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16342                   64,771
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16344                   24,540
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16345                   41,507
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16400                  3,975,042
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        17011                    8,628
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        18408                   21,705
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     1,261
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    60,844
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    31,234
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     1,812
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    59,306
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    29,668
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     5,650
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     5,102
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    139,044
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    46,061
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    16,674
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    12,728
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                      257
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     1,384
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     4,604
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    50,829
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    69,062
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    277,750
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    74,380
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    54,752
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    25,882
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     1,325
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     3,953
--------------------------------------------------------------------------------
Master Trust Bank                                                       1,600
--------------------------------------------------------------------------------
Mellon Trust - US Custodian                                            20,733
--------------------------------------------------------------------------------
Mellon Trust - US Custodian                                            37,571
--------------------------------------------------------------------------------
Mellon Trust of New England                                            22,899
--------------------------------------------------------------------------------
Mitsubishi Trust International                                          1,116
--------------------------------------------------------------------------------
Mitsui Asset                                                            8,368
--------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                         47,770
--------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                         11,892
--------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                         57,621
--------------------------------------------------------------------------------
R C Greig Nominees Limited                                            1,673,099
--------------------------------------------------------------------------------
R C Greig Nominees Limited a/c AK1                                     359,702
--------------------------------------------------------------------------------
R C Greig Nominees Limited a/c BL1                                     73,285
--------------------------------------------------------------------------------
R C Greig Nominees Limited a/c CM1                                     52,746
--------------------------------------------------------------------------------
R C Greig Nominees Limited GP1                                         153,963
--------------------------------------------------------------------------------
R C Greig Nominees Limited SA1                                         105,668
--------------------------------------------------------------------------------
Reflex Nominees Limited                                                  163
--------------------------------------------------------------------------------
State Street Bank & Trust - W1                                         42,696
--------------------------------------------------------------------------------
State Street Bank and Trust Co                                         44,920
--------------------------------------------------------------------------------
State Street Bank and Trust Co                                         27,316
--------------------------------------------------------------------------------
State Street Boston                                                    263,697
--------------------------------------------------------------------------------
State Street Trust of Canada                                           38,142
--------------------------------------------------------------------------------
The Northern Trust Company - U                                         27,373
--------------------------------------------------------------------------------
Trust & Custody Services Bank                                            310
--------------------------------------------------------------------------------
Trust & Custody Services Bank                                           5,122
--------------------------------------------------------------------------------
Zeban Nominees Limited                                                  5,960
--------------------------------------------------------------------------------
                                        TOTAL                        25,300,025
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 26 JULY 2006
                  AT 09.04 HRS UNDER REF: PRNUK-2607060901-E389



26 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 25 July 2006 it had in issue 514,632,770 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 26 JULY 2006
                  AT 16.29 HRS UNDER REF: PRNUK-2607061627-CD3D


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                            2.   Name of shareholder having a major interest

     THE BOC GROUP plc                                               BARCLAYS BANK TRUST COMPANY LTD - 66,129
                                                                     BARCLAYS GLOBAL INVESTORS CANADA LTD - 36,236
                                                                     BARCLAYS PRIVATE BANK LTD - 5,960
                                                                     BARCLAYS CAPITAL INC - 10,540
                                                                     BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING - 576,906
                                                                     BARCLAYS PRIVATE BANK AND TRUST LTD - 163
                                                                     BARCLAYS GLOBAL INVESTORS JAPAN LTD - 214,144
                                                                     GERRARD LTD - 2,728,008
                                                                     BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD - 185,105
                                                                     BARCLAYS GLOBAL INVESTORS, N.A. - 5,571,007
                                                                     BARCLAYS PRIVATE BANK AND TRUST LTD - 4,220
                                                                     BARCLAYS GLOBAL INVESTORS LTD - 6,203,483
                                                                     BARCLAYS CAPITAL SECURITIES LTD - 1,368,096
                                                                     BARCLAYS LIFE ASSURANCE CO LTD - 824,391
                                                                     BARCLAYS GLOBAL FUND ADVISORS - 1,587,535
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that           4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder                  holder, the number of shares held by each of them
     named in 2 above or in respect of a non-
     beneficial interest or in the case of an
     individual holder if it is a holding of that                    SEE ATTACHED SCHEDULE.
     person's spouse or children under the age of 18

     NOTIFICATION IN RESPECT OF PARTIES
     NAMED IN 2 ABOVE.


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued       7.   Number of                  8.   Percentage of issued class
     shares/amount of                class                           shares/amount of stock
     stock acquired                                                  disposed



--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                          10.  Date of transaction        11.  Date company informed

                                                                     21 JULY 2006                    26 JULY 2006
     ORDINARY SHARES OF 25P EACH

--------------------------------------------------------------------------------------------------------------------------------


                                                                   Page 17 of 30

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                  13.  Total percentage holding of issued class following this notification

     19,381,923                                                      3.77%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                 15.  Name of contact and telephone number for queries

     IN A LETTER DATED 24 JULY 2006, THE BOC GROUP plc               SARAH LARKINS HAS BEEN
     ADVISED THAT BARCLAYS PLC HOLDS A 3.77%                         ASSISTANT COMPANY SECRETARY
     (PREVIOUSLY 4.92%) INTEREST IN THE ORDINARY SHARE               01276 807383
     CAPITAL OF THE COMPANY.

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS

--------------------------------------------------------------------------------------------------------------------------------

Date of notification ___26 JULY 2006_________

--------------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 21 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 19,381,923 Ordinary shares of 25p each in The BOC Group plc.


--------------------------------------------------------------------------------
Registered Holder                       Account Information            Holding
--------------------------------------------------------------------------------
Bank of Ireland                               426360                    2,619
--------------------------------------------------------------------------------
Bank of New York                                                       36,101
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                     1,341,891
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                      26,205
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                       7,740
--------------------------------------------------------------------------------
Barclays Capital Securities Ltd.                                        2,800
--------------------------------------------------------------------------------
Barclays Global Investors Canada                                       36,236
--------------------------------------------------------------------------------
Barclays Trust Co & Others                                              2,036
--------------------------------------------------------------------------------
Barclays Trust Co DMC69                                                13,500
--------------------------------------------------------------------------------
Barclays Trust Co R69                                                  50,593
--------------------------------------------------------------------------------
BNP Paribas                                                            21,721
--------------------------------------------------------------------------------
Chase Nominees Ltd                             16376                   248,661
--------------------------------------------------------------------------------
Chase Nominees Ltd                             20947                  1,955,456
--------------------------------------------------------------------------------
Chase Nominees Ltd                             28270                   31,531
--------------------------------------------------------------------------------
Chase Nominees Ltd                             28270                   166,116
--------------------------------------------------------------------------------
CIBC Mellon Global Securities                                          16,366
--------------------------------------------------------------------------------
Clydesdale Nominees HGB0125                 00068640801                 2,520
--------------------------------------------------------------------------------
Clydesdale Nominees HGB0225                 00120146302                 1,700
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      603856                    2,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      608459                     250
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      611717                     925
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      615411                     500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      617906                     800
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      635860                     500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      639311                    1,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      643975                    1,500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      653035                    1,400
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      658574                     575
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      658729                     630
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      660968                    1,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                      770101                    2,850
--------------------------------------------------------------------------------
Greig Middleton Nominees Limited (GM1)                                 290,934
--------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)           126066DA                   1,000
--------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)           220805DN                  20,500
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           122,148
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           21,670
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           158,137
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           14,500
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          1,271,080
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                            2,695
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           834,612
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          2,612,077
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           109,319
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           131,096
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           28,623
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           30,662
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           57,729
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           354,888
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           87,344
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                            8,145
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                            1,997
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           515,486
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                            3,973
--------------------------------------------------------------------------------
Investors Bank and Trust Co                                            46,970
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16331                   107,185
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16338                   30,522
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Registered Holder                       Account Information            Holding
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16341                   74,750
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16341                   274,841
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16342                   64,771
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16344                   24,540
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16345                   41,507
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        16400                  3,975,042
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        17011                    8,628
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                        18408                   21,705
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     1,261
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    60,844
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    31,234
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     1,812
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    29,668
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     5,102
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     8,401
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    59,306
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    46,061
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    139,044
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    16,674
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     1,384
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                      257
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    54,752
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     4,604
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    50,829
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    69,062
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    277,750
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    74,380
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    25,882
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     1,325
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     3,953
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    12,728
--------------------------------------------------------------------------------
Master Trust Bank                                                       1,600
--------------------------------------------------------------------------------
Mellon Trust - US Custodian                                            20,733
--------------------------------------------------------------------------------
Mellon Trust - US Custodian                                            37,571
--------------------------------------------------------------------------------
Mellon Trust of New England                                            22,899
--------------------------------------------------------------------------------
Mitsubishi Trust International                                          1,116
--------------------------------------------------------------------------------
Mitsui Asset                                                            8,368
--------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                         47,770
--------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                         11,892
--------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                         57,621
--------------------------------------------------------------------------------
R C Greig Nominees Limited                                            1,661,699
--------------------------------------------------------------------------------
R C Greig Nominees Limited a/c AK1                                     358,577
--------------------------------------------------------------------------------
R C Greig Nominees Limited a/c BL1                                     73,285
--------------------------------------------------------------------------------
R C Greig Nominees Limited a/c CM1                                     52,746
--------------------------------------------------------------------------------
R C Greig Nominees Limited GP1                                         150,494
--------------------------------------------------------------------------------
R C Greig Nominees Limited SA1                                         104,843
--------------------------------------------------------------------------------
Reflex Nominees Limited                                                  163
--------------------------------------------------------------------------------
State Street Bank & Trust - W1                                         42,696
--------------------------------------------------------------------------------
State Street Bank and Trust Co                                         44,920
--------------------------------------------------------------------------------
State Street Bank and Trust Co                                         39,215
--------------------------------------------------------------------------------
State Street Boston                                                    263,697
--------------------------------------------------------------------------------
State Street Trust of Canada                                           38,142
--------------------------------------------------------------------------------
The Northern Trust Company - U                                         27,373
--------------------------------------------------------------------------------
Trust & Custody Services Bank                                            310
--------------------------------------------------------------------------------
Trust & Custody Services Bank                                           5,122
--------------------------------------------------------------------------------
Zeban Nominees Limited                                                  5,960
--------------------------------------------------------------------------------
                                        TOTAL                        19,381,923
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 28 JULY 2006
                  AT 09.01 HRS UNDER REF: PRNUK-2807060859-BC03



28 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 27 July 2006 it had in issue 514,646,964 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 28 JULY 2006
                  AT 13.52 HRS UNDER REF: PRNUK-2807061350-229A


28 July 2006

The BOC Group plc

The BOC Group plc will be announcing its results for the nine months ended 30 June 2006 on Wednesday 2 August 2006.


Contact:        Christopher Marsay, Director - Investor Relations
                The BOC Group, Windlesham, UK
                Telephone 01276 477222 (International +44 1276 477222)

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 28 JULY 2006
                  AT 13.59 HRS UNDER REF: PRNUK-2807061358-CD18


                                                                        FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.   KEY INFORMATION

----------------------------------------------- --------------------------------
Name of person dealing (Note 1)                 See attached Schedule

----------------------------------------------- --------------------------------
Company dealt in                                The BOC Group plc

----------------------------------------------- --------------------------------
Class of relevant security to which the         Ordinary shares of 25 pence each
dealings being disclosed relate (Note 2)

----------------------------------------------- --------------------------------
Date of dealing                                 See attached Schedule

----------------------------------------------- --------------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------
                                                                       Long                                Short

------------------------------------------------------ ------------------------------------- ----------------------------------
                                                            Number               (%)               Number             (%)

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(1) Relevant securities                                  See attached       See attached        See attached          See
                                                           Schedule           Schedule            Schedule          attached
                                                                                                                    Schedule
------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
Total                                                    See attached       See attached        See attached          See
                                                           Schedule           Schedule            Schedule          attached
                                                                                                                    Schedule
------------------------------------------------------ ------------------ ------------------ -------------------- -------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------
Class of relevant security:                                            Long                                Short

------------------------------------------------------ ------------------------------------- ----------------------------------
                                                            Number               (%)         Number                   (%)

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(1) Relevant securities                                       N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------


                                                                   Page 23 of 30

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
Total                                                         N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------

(c) Rights to subscribe (Note 3)

------------------------------------------------------ -------------------------
Class of relevant security:                            Details


------------------------------------------------------ -------------------------
Ordinary Shares of 25p each                            See attached Schedule
------------------------------------------------------ -------------------------


3.   DEALINGS (Note 4)

(a)  Purchases and sales

----------------------------- ------------------------- ------------------------
Purchase/sale                 Number of securities      Price per unit (Note 5)
----------------------------- ------------------------- ------------------------
See attached Schedule
----------------------------- ------------------------- ------------------------


(b)  Derivatives transactions (other than options)

--------------------- ------------------------- ----------------------------------- -----------------------------
Product name,         Long/short (Note 6)       Number of securities (Note 7)       Price per unit (Note 5)
e.g. CFD
--------------------- ------------------------- ----------------------------------- -----------------------------
N/A                   N/A                       N/A                                 N/A
--------------------- ------------------------- ----------------------------------- -----------------------------

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

-------------------- ---------------- ------------------- ------------ ------------- --------- -------------------
Product name,        Writing,         Number of           Exercise     Type, e.g.    Expiry    Option money
e.g. call option     selling,         securities to       price        American,     date      paid/received per
                     purchasing,      which the option                 European                unit (Note 5)
                     varying etc.     relates (Note 7)                  etc.
-------------------- ---------------- ------------------- ------------ ------------- --------- -------------------
N/A                  N/A              N/A                     N/A          N/A           N/A       N/A
-------------------- ---------------- ------------------- ------------ ------------- --------- -------------------

(ii) Exercising

------------------------------------ ------------------------------- --------------------------------------
Product name, e.g. call option       Number of securities            Exercise price per unit (Note 5)
------------------------------------ ------------------------------- --------------------------------------
N/A                                  N/A                             N/A
------------------------------------ ------------------------------- --------------------------------------

(d)  Other dealings (including new securities) (Note 4)

------------------------------------ ------------------------------- --------------------------------------
Nature of transaction (Note 8)       Details                         Price per unit (if applicable)
                                                                     (Note 5)
------------------------------------ ------------------------------- --------------------------------------
N/A                                  N/A                             N/A
------------------------------------ ------------------------------- --------------------------------------

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None

--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


------------------------------------------------------------ --------------------------------------------------
Date of disclosure                                           28 July 2006

------------------------------------------------------------ --------------------------------------------------
Contact name                                                 Sarah Larkins

------------------------------------------------------------ --------------------------------------------------
Telephone number                                             01276 807383

------------------------------------------------------------ --------------------------------------------------
Name of offeree/offeror with which associated                The BOC Group plc

------------------------------------------------------------ --------------------------------------------------
Specify category and nature of associate status (Note 10)    Category (3) - directors (together with their
                                                             close relatives and related trusts) of The BOC
                                                             Group plc and its subsidiaries and fellow
                                                             subsidiaries and their associated companies.
------------------------------------------------------------ --------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
                     ---------------------------------------
          For category 3 associates the period 14 July to 28 July 2006
          ------------------------------------------------------------
Part A - Purchases and Sales

------------------------- ---------------- ------------------ ----------------- --------------- -------------------------
                                                                                                Resultant holding of
                                                                                                shares
                                                                                                (excl. shares under
Name                      Date of dealing  Purchase/Sale      Number of         Price ((pound)) option)
                                                              shares
                                                                                                Number              %
------------------------- ---------------- ------------------ ----------------- --------------- -------------------------
Steven ELLIS              24/07/2006       Sale (ESOS)        6,732             1600p           1,673        0.0003%
------------------------- ---------------- ------------------ ----------------- --------------- ------------ ------------
Steven ELLIS              24/07/2006       Sale (ESOS)        5,000             1600p           1,673        0.0003%
------------------------- ---------------- ------------------ ----------------- --------------- ------------ ------------
Steven ELLIS              24/07/2006       Sale (ESOS)        5,000             1600p           1,673        0.0003%
------------------------- ---------------- ------------------ ----------------- --------------- ------------ ------------
Steven ELLIS              26/07/2006       Sale (ESOS)        3,268             1603p           1,673        0.0003%
------------------------- ---------------- ------------------ ----------------- --------------- ------------ ------------
Steven ELLIS              26/07/2006       Sale (ESOS)        8,797             1603p           1,673        0.0003%
------------------------- ---------------- ------------------ ----------------- --------------- ------------ ------------
Peter HYLAND              21/07/2006       Purchase (SAYE)    1,275             698p            1,275        0.0002%
------------------------- ---------------- ------------------ ----------------- --------------- ------------ ------------

Part B - Exercising Options

--------------------- --------------- ------------------ ------------------ --------------------- ------------------------
                                                                                                  Resultant holding of
                                      Product name       Number of          Exercise price        shares under option
Name                  Date of         (e.g.              shares acquired    ((pound)) per share   Number            %
                      exercise        option/award)
--------------------- --------------- ------------------ ------------------ --------------------- ------------------------
Steven ELLIS          24/07/2006      Option (ESOS)      6,732              1016p                 39,303       0.008%
--------------------- --------------- ------------------ ------------------ --------------------- ------------------------
Steven ELLIS          24/07/2006      Option (ESOS)      5,000              993p                  34,303       0.007%
--------------------- --------------- ------------------ ------------------ --------------------- ------------------------
Steven ELLIS          24/07/2006      Option (ESOS)      5,000              851p                  29,303       0.006%
--------------------- --------------- ------------------ ------------------ --------------------- ------------------------
Steven ELLIS          26/07/2006      Option (ESOS)      3,268              1016p                 26,035       0.005%
--------------------- --------------- ------------------ ------------------ --------------------- ------------------------
Steven ELLIS          26/07/2006      Option (ESOS)      8,797              873.25p               17,238       0.003%
--------------------- --------------- ------------------ ------------------ --------------------- ------------------------
Peter HYLAND          21/07/2006      Option (SAYE)      1,275              698p                  9,912        0.0019%
--------------------- --------------- ------------------ ------------------ --------------------- ------------------------

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 28 JULY 2006 AT 15.43 HRS UNDER REF: 9250G



Publication of Prospectus


The following prospectus has been approved by the UK Listing Authority and is available for viewing:


Supplementary Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme incorporating by reference the Scheme Document in respect of the proposed recommended cash acquisition of The BOC Group plc (the "Issuer") by Linde AG


To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/9250g_-2006-7-28.pdf
------------------------------------------------------------


For further information, please contact

Peter Turner - Director, Taxation and Treasury
The BOC Group plc
Telephone:  01276 477222

Sarah Larkins - Assistant Company Secretary
The BOC Group plc
Telephone:01276 477222

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 28 JULY 2006
                  AT 17.32 HRS UNDER REF: PRNUK-2807061726-242D

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                            2.   Name of shareholder having a major interest

--------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                               ABN AMRO BANK NV LONDON BRANCH

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that           4.   Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder                 holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
--------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF THE PARTY                            SEE ADDITIONAL INFORMATION
     NAMED IN 2 ABOVE
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued       7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of stock          class                           of stock disposed
     acquired
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                          10.  Date of transaction        11.  Date company informed

--------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                     27 JULY 2006                    28 JULY 2006

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                  13.  Total percentage holding of issued class following this notification
--------------------------------------------------------------------------------------------------------------------------------
     26,008,069                                                      5.05%

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                 15.  Name of contact and telephone number for queries

--------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 28 JULY 2006, THE BOC GROUP plc               SARAH LARKINS HAS BEEN
     ADVISED THAT ABN AMRO BANK NV LONDON BRANCH                     ASSISTANT COMPANY SECRETARY
     HOLDS A 5.05% (PREVIOUSLY 3.03%) INTEREST                       01276 807383
     IN THE ORDINARY SHARE CAPITAL OF THE COMPANY.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

--------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

--------------------------------------------------------------------------------------------------------------------------------

Date of notification   28 JULY 2006

--------------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  July 31, 2006



                                      By:    /s/   Sarah Larkins
                                            ------------------------------------

                                            Name:  Sarah Larkins
                                            Title: Assistant Company Secretary